EXHIBIT 99.3

Hydrogenics Corporation

First Quarter 2017

Condensed Interim Consolidated Financial Statements

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 1

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	March 31, 2017	December 31, 2016

Assets
Current assets
Cash and cash equivalents	$10,608	$10,338
Restricted cash	712	405
Trade and other receivables (note 4)	14,336	9,802
Inventories	16,562	17,208
Prepaid expenses	759	918
	42,977	38,671
Non-current assets
Restricted cash	331	535
Investment in joint ventures (note 5)	2,937	1,750
Property, plant and equipment	3,306	4,095
Intangible assets	190	203
Goodwill	4,074	4,019
	10,838	10,602
Total assets	$53,815	$49,273

Liabilities
Current liabilities
Operating borrowings (note 8)	$3,744	$2,111
Trade and other payables	9,759	7,235
Financial liabilities (note 6)	4,632	3,939
Warranty provisions (note 7)	1,322	1,221
Deferred revenue	13,093	10,788
	32,550	25,294
Non-current liabilities
Other non-current liabilities (note 9)	9,008	9,262
Non-current warranty provisions (note 7)	543	841
Non-current deferred revenue	3,176	3,494
	12,727	13,597
Total liabilities	45,277	38,891
Equity
Share capital (note 10)	365,982	365,923
Contributed surplus	19,347	19,255
Accumulated other comprehensive loss	(3,352)	(3,623)
Deficit	(373,439)	(371,173)
Total equity	8,538	10,382
Total equity and liabilities	$53,815	$49,273

Guarantees and Contingencies (notes 8 and 18)

Douglas S. Alexander Chair	David C. Ferguson Director

The accompanying notes form an integral part of these consolidated financial statements.

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 2

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

For the three months ended March 31,

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	2017	2016
Revenues	$8,837	$4,329
Cost of sales	6,157	3,118
Gross profit	2,680	1,211

Operating expenses
Selling, general and administrative expenses (note 12)	3,001	2,248
Research and product development expenses (note 13)	1,005	1,123
	4,006	3,371

Loss from operations	(1,326)	(2,160)

Finance income (loss)
Interest expense, net	(469)	(433)
Foreign currency gains (losses), net(1)	61	(36)
Loss from joint venture (note 5)	(70)	56
Other finance gains (losses), net (note 14)	(462)	211
Finance income (loss), net	(940)	(202)

Loss before income taxes	(2,266)	(2,362)
Income tax expense	-	-
Net loss for the period	(2,266)	(2,362)

Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	271	386
Comprehensive loss for the period	$(1,995)	$(1,976)

Net loss per share
Basic and diluted (note 15)	$(0.18)	$(0.19)

(1)	For the three months ended March 31, 2017, a loss of $26 (2016 – a loss of $235) relates to foreign exchange on borrowings.

The accompanying notes form an integral part of these consolidated financial statements.

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 3

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Changes in Equity

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	Common shares		Contributed		Accumulated other comprehensive	Total
	Number	Amount	surplus	Deficit	loss(1)	equity
Balance at December 31, 2016	12,544,960	$365,923	$19,255	$(371,173)	$(3,623)	$10,382
Net loss	-	-	-	(2,266)	-	(2,266)
Other comprehensive income	-	-	-	-	271	271
Total comprehensive income (loss)	-	-	-	(2,266)	271	(1,995)
Issuance of common shares on vesting of performance share units (note 11)	2,607	59	(59)	-	-	-
Stock-based compensation expense (note 11)	-	-	151	-	-	151
Balance at March 31, 2017	12,547,567	$365,982	$19,347	$(373,439)	$(3,352)	$8,538

	Common shares		Contributed		Accumulated other comprehensive	Total
	Number	Amount	surplus	Deficit	loss(1)	equity
Balance at December 31, 2015	12,540,757	$365,824	$18,964	$(361,316)	$(3,224)	$20,248
Net loss	-	-	-	(2,362)	-	(2,362)
Other comprehensive income	-	-	-	-	386	386
Total comprehensive income (loss)	-	-	-	(2,362)	386	(1,976)
Stock-based compensation expense	-	-	129	-	-	129
Balance at March 31, 2016	12,540,757	$365,824	$19,093	$(363,678)	$(2,838)	$18,401

(1)	Accumulated other comprehensive loss represents currency translation adjustments of ($2,939) as of March 31, 2017, (March 31, 2016 - ($2,526)), and loss on re-measurement of actuarial liability of $413 as of March 31, 2017 (March 31, 2016 - $312).

The accompanying notes form an integral part of these consolidated financial statements.

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 4

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31,

(in thousands of US dollars)

(unaudited)

	2017	2016
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(2,266)	$(2,362)
Decrease (increase) in restricted cash	(90)	230
Items not affecting cash
Loss on disposal of assets	111	-
Amortization and depreciation	199	172
Unrealized other gains on hedging (note 14)	-	(69)
Other finance losses (gains), net (note 14)	420	(131)
Unrealized foreign exchange losses (gains)	14	204
Unrealized loss (gain) on joint venture (note 5)	70	(56)
Accreted non-cash and unpaid interest and amortization of deferred financing fees (note 9 (i), (ii) and (iv))	213	365
Stock-based compensation (note 11)	151	129
Stock-based compensation - DSU’s (note 11)	265	(30)
Net change in non-cash operating assets and liabilities (note 17)	283	(2,502)
Cash used in operating activities	(630)	(4,050)

Investing activities
Investment in joint venture (note 5)	(93)	-
Proceeds from disposals of property, plant and equipment	1,035	-
Purchase of property, plant and equipment	(1,556)	(628)
Receipt of IDF government funding (note 18)	359	185
Purchase of intangible assets	-	(42)
Cash used in investing activities	(255)	(485)

Financing activities
Repayment of repayable government contributions	(56)	(54)
Principal repayment of long-term debt	(434)	-
Proceeds of operating borrowings	1,639	-
Repayment of operating borrowings	-	(1,076)
Cash provided by (used in) financing activities	1,149	(1,130)

Increase (decrease) in cash and cash equivalents during the period	264	(5,665)
Cash and cash equivalents - Beginning of period	10,338	23,398
Effect of exchange rate fluctuations on cash and cash equivalents held	6	37
Cash and cash equivalents - End of period	$10,608	$17,770

Supplemental disclosure
Interest paid	$298	$208

The accompanying notes form an integral part of these consolidated financial statements.

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 5

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 1 - Description of Business

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation” or the “Company”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”) technology. The Company has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and branch offices in Russia and Indonesia. Its products are sold throughout the world.

Hydrogenics is incorporated and domiciled in Canada. The address of the Company’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada. The Company’s shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on NASDAQ.

Note 2 - Basis of Preparation

These unaudited condensed interim consolidated financial statements for the three months ended March 31, 2017 have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”. The disclosures contained in these unaudited condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards (“IFRS”) for annual financial statements. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim consolidated financial statements are based on accounting policies as described in the 2016 annual consolidated financial statements.

On May 11, 2017, the Board of Directors authorized the condensed interim consolidated financial statements for issue.

Note 3 - Accounting Standards Issued But Not Yet Applied

In July 2014, the IASB issued a final version of IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and supersedes all previous versions of the standard. The standard introduces a new model for the classification and measurement of financial assets and liabilities, a single expected credit loss model for the measurement of the impairment of financial assets and a new model for hedge accounting that is aligned with a company’s risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In May 2014, the IASB issued the final revenue standard, IFRS 15, Revenue from Contracts with Customers, which will replace IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfer of Assets from Customers, and SIC 31, Revenue - Barter Transactions Involving Advertising Services. The new standard provides a comprehensive five-step revenue recognition model for all contracts with customers and requires management to exercise significant judgment and make estimates that affect revenue recognition. In September 2015, the IASB deferred the effective date of the revenue standard to fiscal years beginning on or after January 1, 2018 and interim periods within that year. Earlier application is permitted. The Company is assessing the new standard to determine its impact on the Company’s consolidated financial statements.

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 6

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(in thousands of US dollars, except share and per share amounts)

(unaudited)

IFRS 16 Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (‘lessee’) and the supplier (‘lessor). This will replace IAS 17 Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets separately from interest on lease liabilities in the income statement. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers. The Company’s contractual obligations in the form of operating leases under IAS 17 (note 28) will then be reflected on the balance sheet resulting in an increase to both assets and liabilities upon adoption of IFRS 16, and changes to the timing of recognition of expenses associated with the lease arrangements. The Company has not yet analyzed the new standard to determine its impact on the Company’s consolidated balance sheet and consolidated statement of net loss and comprehensive loss.

IFRS 2, Share-based Payments: In June 2016, the IASB issued a final amendment to IFRS 2, clarifying how to account for certain types of share-based payment transactions. The amendment, which was developed through the IFRS Interpretations Committee, provides requirements on the accounting for: (i) the effect of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classifications of the transaction from cash-settled to equity-settled. The amendments are effective for annual reporting periods beginning on or after January 1, 2018. The Company is assessing the new amendment to determine its impact on the Company’s consolidated financial statements.

Note 4 - Trade and Other Receivables

	March 31, 2017	December 31, 2016
Trade accounts receivables	$3,165	$2,269
Less: Allowance for doubtful accounts	(546)	(556)
Net trade accounts receivable	2,619	1,713
Accrued receivables	7,435	5,002
Other receivables	4,282	3,087
Total receivables	$14,336	$9,802

Included in accrued receivables is $6,239 relating to receivables which are to be billed according to progress based, specified payment schedules, typical with long term percentage of completion contracts.

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 7

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 5 - Investment in Joint Venture

On March 30, 2017, the Company entered into an arrangement with Enbridge Gas Distribution to form the joint venture 2562961 Ontario Ltd. to develop, construct, own and operate a 2MW Power-to-Gas energy storage facility project. The Company holds a 49% equity investment in this joint venture. The Board of Directors of the joint venture has five directors consisting of three nominees from Enbridge and two nominees of Hydrogenics and all resolutions are adopted by a majority vote. The Company accounts for this joint venture using the equity method in accordance with IFRS 11, “Joint Arrangements”.

During 2017, the Company sold the joint venture related project assets developed as part of the 2 MW energy storage facility project for $2,030. Hydrogenics received cash consideration of $1,035 and a 49% equity investment in the newly formed joint venture of $995. A loss on disposal of the transferred assets arose of $146, as the transfer to the joint venture was done at the historical Canadian dollar value. This loss on disposal is adjusted for the Company’s 49% share of the loss relating to the equity interest received. It is eliminated against the investment in the joint venture and will be amortized over the life of the fixed assets. Of the loss of $146, $35 was capitalized as the cost of the equity investment. Legal costs of $93 were capitalized as they were incurred in the creation of the joint venture. At the end of March 31, 2017, the Company had a receivable of $352 owing from the joint venture, representing input sales tax credits to be remitted.

	March 31, 2017	March 31, 2016
Balance January 1,	$-	$-
Equity investment in joint venture	1,123	-
Investment in Enbridge joint venture at March 31,	$1,123	$-

On May 28, 2014, the Company entered into a joint arrangement with Kolon Water & Energy Co. Ltd., whereby the parties formed the joint venture Kolon Hydrogenics to launch and market potential businesses based on products and technologies produced by Hydrogenics for the Korean market. The Company has a 49% equity position in Kolon Hydrogenics and shares joint control. The Board of Directors of the joint venture has four directors consisting of two nominees from each of Hydrogenics and Kolon Water and Energy and all resolutions are adopted by an affirmative vote of two thirds. The Company accounts for this joint venture using the equity method in accordance with IFRS 11, “Joint Arrangements”.

	March 31, 2017	March 31, 2016
Balance January 1,	$1,750	$1,951
Share in gain (loss) of the joint venture	(70)	56
Foreign currency translation	134	177
Investment in Kolon Hydrogenics joint venture at March 31,	$1,814	$2,184

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 8

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 6 - Financial Liabilities

Financial liabilities are as follows:

	March 31, 2017	December 31, 2016
Current portion of long-term debt - Export Development Canada (note 9)	$2,124	$2,107
Current portion of long-term debt - Province of Ontario (note 9)	933	893
Current portion of repayable government contributions (note 9)	105	154
Warrants	745	325
Deferred share unit liability	721	456
Current portion of capital lease	4	4
Total financial liabilities	$4,632	$3,939

Note 7 - Warranty Provisions

Changes in the Company’s aggregate warranty provisions are as follows:

	2017	2016
At January 1,	$2,062	$3,193
Additional provisions	195	186
Utilized during the period	(228)	(354)
Unused amounts reversed	(187)	(92)
Foreign currency translation	23	105
Total warranty provision at March 31,	1,865	3,038
Less current portion	(1,322)	(2,128)
Long-term warranty provision at March 31,	$543	$910

Note 8 - Lines of Credit and Bank Guarantees

At March 31, 2017, the Company’s subsidiary in Belgium (the “Borrower”) had a joint credit and operating line facility of €10,700, which renews annually in April. Under this facility, the Borrower may borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €500; and may also borrow up to €1,500 for general business purposes, provided sufficient limit exists under the overall facility limit of €10,700. Also included within the facility, is an available line of credit for fixed-term advances ranging from seven days to 30 days for the specific financing of working capital on a significant project in Belgium up to €2,200. Secondly, also included within the facility, is an available line of credit of €1,500 dedicated as a bank guarantee loan for the Wind to Gas Sudermarsch project in Germany. Of the €10,700 facility, €6,853 or approximately $7,331 was drawn as standby letters of credit and bank guarantees and €3,500 or approximately $3,744 was drawn as an operating line. At March 31, 2017, the Company had availability of €346 or $371 (December 31, 2016 - $4,682) under this facility for use as letters of credit and bank guarantees.

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 9

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(in thousands of US dollars, except share and per share amounts)

(unaudited)

At March 31, 2017, the Company also had a Canadian credit facility of $2,252, with no expiration date for use only as letters of credit and bank guarantees. At March 31, 2017, $nil was drawn as standby letters of credit and bank guarantees. At March 31, 2017, the Company had $2,252 (December 31, 2016 - $2,275) available under this facility.

Note 9 - Other Non-current Liabilities

Other non-current liabilities are as follows:

	March 31, 2017	December 31, 2016
Long-term debt - Export Development Canada (i)	$8,275	$8,625
Long-term debt - Province of Ontario (ii)	3,388	3,239
Non-current post-retirement benefit liabilities (iii)	382	377
Repayable government contributions (iv)	105	154
Capital lease	24	25
Total	12,174	12,420
Less current portion of long-term debt - Export Development Canada (i) (note 6)	(2,124)	(2,107)
Less current portion of long-term debt - institutional (note 6)	-	-
Less current portion of repayable government contribution (note 6)	(105)	(154)
Less current portion of long-term debt - Province of Ontario (note 6)	(933)	(893)
Less current portion of capital lease	(4)	(4)
Total other non-current liabilities	$9,008	$9,262

(i)	Long-term debt - Export Development Canada (“EDC”)

In the fourth quarter of 2016, the Company entered into a loan agreement with EDC for a five year facility of $9,000.

The loan is structured as a five year term loan with quarterly interest payments calculated at an annual interest rate of U.S. prime plus 10%, declining to U.S. prime plus 7% (or 5%) if certain annual earnings before interest, taxes, depreciation and amortization thresholds are met. The loan is secured by a second charge over the assets located within Canada. Commencing March 31, 2017, the loan principal is subject to four quarterly repayments of $250 followed by 16 quarterly repayments of $500. There is an option to prepay a portion of, or the entire loan at any time.

The change in carrying value of this liability at March 31 was as follows:

	2017	2016
At January 1,	8,625	$-
Principal repayments during the period	(434)	-
Net interest accretion during the period	84	-
At March 31,	8,275	$-

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 10

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(in thousands of US dollars, except share and per share amounts)

(unaudited)

(ii)	Long-term debt - Province of Ontario

In 2011, the Company entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to C$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of C$1,500 per disbursement. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015. The full amount of the facility was drawn.

Commencing in the fourth quarter of 2016, the loan bears interest at a rate of 3.67% and requires repayment at a rate of 20% per year of the outstanding balance.

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. The Company was in compliance with this covenant at March 31, 2017.

The change in carrying value of this liability at March 31 was as follows:

	2017	2016
At January 1,	3,239	$2,865
Interest accretion during the period	125	112
Foreign currency translation	24	191
At March 31,	3,388	$3,168

(iii)	Post-retirement benefit liabilities

The liability at March 31, 2017 relates to defined contribution pension plans in Belgium and is payable in euros. Applicable law states that in the context of defined contribution plans, the employer must guarantee a minimum return of 3.75% on employee contributions and 3.25% on employer contributions. The minimum guaranteed return for defined contributions plans in Belgium results in the employer being exposed to financial risk for the legal obligation to pay further contributions if the fund does not hold sufficient assets to meet the minimum guaranteed return and as a consequence the plan is required to be accounted for as a defined benefit plan.

There were no actuarial remeasurements during the three months ended March 31, 2017.

(iv)	Repayable government contributions

The Corporation has received government contributions related to certain historical research and development projects. In 1998, the Company entered into an agreement with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel applications.

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 11

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(in thousands of US dollars, except share and per share amounts)

(unaudited)

In January 2011, the Company entered into an amended agreement (the “Amendment”) with TPC. Under the terms of the Amendment, a total of C$1,500 will be paid to TPC in quarterly installments until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Company on or before December 31, 2017 or the sum of C$800, whichever is the lesser amount, was also to be paid to TPC. The Company has paid the C$800 maximum under the agreement for this contingent payment.

The present value of this obligation at March 31, 2017 was $105 (March 31, 2016 - $299), including the current portion of $105 (March 31, 2016 - $205), which was included in financial liabilities.

The change in carrying value of this liability at March 31 was as follows:

	2017	2016
At January 1,	$154	$322
Repayments during the period	(56)	(54)
Interest accretion during the period	4	11
Foreign currency translation	3	20
At March 31,	$105	$299
Less current portion	(105)	(205)
At March 31,	$-	$94

Note 10 - Share Capital

Common shares

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

	2017		2016
	Number	Amount	Number	Amount
Balance at January 1,	12,544,960	$365,923	12,540,757	$365,824
Shares issued on vesting of performance share units (note 11)	2,607	59	-	-
At March 31,	12,547,567	$365,982	12,540,757	$365,824

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 12

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 11 - Stock-Based Compensation

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Corporation may issue stock options, RSUs and PSUs to employees, directors and consultants as part of long-term incentive compensation. Stock options were previously granted under the Corporation’s Stock Option Plan.

Under the Company’s previous Stock Option Plan, 245,081 stock options were outstanding at March 31, 2017. No further stock options may be issued under this plan.

Effective May 11, 2016, the Company amended the Omnibus Incentive Plan to increase the number of shares available for issuance to 1,002,069 from 660,564. This was passed as a resolution by the shareholders of Hydrogenics, on May 11, 2016.

Of the 1,002,069 shares available under the Omnibus Incentive Plan, to be issued as stock options, RSUs and PSUs, 521,492 have been granted as stock options, 133,184 have been granted as RSUs and 191,366 have been granted as PSUs and were outstanding at March 31, 2017. The Corporation had 373,793 share units available for issue as stock options, RSUs and PSUs under the Omnibus Incentive Plan at March 31, 2017.

Stock options

A summary of the Company’s stock option plan for the three months ended March 31, 2017 and 2016 is as follows:

	2017		2016
	Number of shares	Weighted average exercise price C$	Number of shares	Weighted average exercise price C$
Outstanding, beginning of period	628,636	$7.97	536,174	$7.97
Granted	141,268	8.56	96,056	10.53
Exercised	-	-	-	-
Expired	(3,331)	$29.25
Outstanding, end of period	766,573	$7.98	632,230	$8.36

During the three months ended March 31, 2017, nil (2016 - nil) stock options were exercised resulting in cash proceeds of $nil (2016 - $nil), an increase in equity of $nil (2016 - $nil) with an offset to contributed surplus of $nil (2016 - $nil).

During the three months ended March 31, 2017, 141,268 (2016 – 96,056) stock options were granted with an average fair value of C$5.15 per option (2016 - C$6.12). All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2017	2016
Risk-free interest rate	1.34%	0.87%
Expected volatility	65%	65%
Expected life in years	6	6
Expected dividend	$Nil	$Nil

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 13

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Expected volatility was determined using the historical volatility for the Company’s share price for the five years prior to the date of grant, as this is the expected life of the stock options.

Stock-based compensation expense for the three months ended March 31, 2017, related to stock options, was $99 (three months ended March 31, 2016 - $72) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Performance Share Units (“PSUs”)

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Company may issue performance based share units to employees, directors and consultants. Pursuant to the Hydrogenics Omnibus Incentive Plan, participants may be granted a portion of their long-term incentive plan in the form of PSUs instead of RSUs and stock options. A PSU is a unit, equivalent in value to a common share of the Company. Each PSU entitles the participant to receive a cash payment or common shares, at the option of the Company. The fair value of the PSUs is recognized as a compensation expense and is pro-rated over the expected vesting period with the offsetting increase to contributed surplus. Fair value is calculated as the market value of the common share at the date of grant. Each PSU is subject to vesting performance conditions. The Company estimates the length of the expected vesting period at the grant date, based on the most likely outcome of the performance conditions. The Company will revise its estimate of the length of the vesting period, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates and any change to compensation cost will be recognized in the period in which the revised estimate is made. Forfeitures are estimated at the grant date and are revised to reflect a change in expected or actual forfeitures. The expiry date of PSUs granted is five years from the date of award.

A summary of the Company’s PSU activity is as follows:

	2017	2016
Balance at January 1,	195,569	199,772
Vested – share issuance	(2,607)	-
Vested – share issuance pending withholding tax remittance	(1,596)	-
At March 31,	191,366	199,772

Stock-based compensation expense for the three months ended March 31, 2017, related to PSUs, was $13 (2016 - $57) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 14

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Equity-settled RSUs

An RSU is a unit equivalent in value to a common share of the Company. The RSUs will be settled by issuance of shares in the Company. The cost of the Company’s RSUs is determined using the graded vesting method and is charged to selling, general and administrative expenses. RSUs vest three years from grant date. The fair value of each grant of RSUs is the fair value of the Company’s share price on the date of grant. The resulting compensation expense, included in selling, general and administrative expenses, is based on the fair value of the awards granted is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

During the three months ended March 31, 2017, 80,701 (three months ended March 31, 2016 - 52,483) RSUs were granted with an average fair value of C$8.56 per unit (2016 - C$10.53). All RSUs are for a term of three years from the date of grant, with vesting occurring at the end of the three years.

A summary of the Company’s RSU (equity-settled) activity is as follows:

	2017	2016
Balance at January 1,	52,483	-
RSUs issued	80,701	52,483
At March 31,	133,184	52,483

Stock-based compensation expense for the three months ended March 31, 2017, related to RSUs, was $39 (three months ended March 31, 2016 - $nil) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Deferred Share Units (“DSUs”)

The Company has a deferred share unit plan for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of DSUs instead of cash. A DSU is a unit, equivalent in value to a common share of the Company. Each DSU entitles the participant to receive a cash payment upon termination of directorship, valued at the price of the Company’s common share on the Toronto Stock Exchange on the date of termination. Compensation cost for DSUs granted under the DSU plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value. The DSU liability is marked-to-market each reporting period with the offset recorded in selling, general and administrative expenses.

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 15

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(in thousands of US dollars, except share and per share amounts)

(unaudited)

A summary of the Company’s DSU activity is as follows:

	2017		2016
	Number	Amount	Number	Amount
Balance at January 1,	106,506	$456	83,628	$746
DSU compensation expense	6,559	42	4,282	35
DSU fair value adjustments	-	223	-	(65)
At March 31,	113,065	$721	87,910	$716

For the three months ended March 31, 2017, the Company recognized $42 (2016 - $35) as expense for the issue of new DSUs and an expense of $223 (2016 - recovery of ($65)) for the mark-to-market adjustment on the liability.

The DSU liability at March 31, 2017 of $721 (March 31, 2016 - $716) was included in financial liabilities. DSUs vest immediately on the date of issuance.

Summary of stock-based compensation expense (recovery)

	2017	2016
Stock-based compensation expense - stock options	$99	$72
Stock-based compensation expense - PSU	13	57
Stock-based compensation expense - RSU (equity-settled)	39	-
DSU - new issuance	42	35
DSU - mark-to-market adjustment	223	(65)
At March 31,	$416	$99

Note 12 - Selling, General and Administrative Expenses

Included in selling, general and administrative expenses for the three months ended March 31, 2016 is a credit of $470 relating to the reversal of an indemnification liability that had been set up associated with an acquisition in 2004.

Note 13 - Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the three months ended March 31, 2017 and 2016, research and product development expenses and non-repayable program funding, which have been received or receivable, are as follows:

Three months ended March 31,	2017	2016
Research and product development expenses	$1,673	$1,443
Government research and product development funding	(668)	(320)
Total	$1,005	$1,123

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 16

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 14 - Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

Three months ending March 31,	2017	2016
(Loss) gain from change in fair value of outstanding warrants	$(420)	$131
Revaluation of variable rate long-term debt - Export Development Canada	(42)	-
Foreign exchange contracts - fair market value adjustment on settled held for trading financial instruments	-	11
Foreign exchange contracts - fair market value adjustment on unsettled held for trading financial instruments	-	69
Total	$(462)	$211

Note 15 - Net Loss Per Share

The loss per share for the periods ended March 31, 2017 and 2016 was as follows:

	2017	2016
Net loss	$(2,266)	$(2,362)
Weighted average number of common shares outstanding – basic and diluted	12,545,076	12,540,757
Net loss per share – basic and diluted	$(0.18)	$(0.19)

No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as their impact would be anti-dilutive.

Note 16 - Related Party Transactions

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a family member of an executive officer and Director of the Company. During the three months ended March 31, 2017, Hydrogenics made purchases of $224 (2016 - $71) from this related company. At March 31, 2017, the Company had an accounts payable balance due to this related party of $155 (2016- $4).

The Company holds an equity investment in the joint venture 2562961 Ontario Ltd., related to the energy storage facility project with Enbridge Gas Distribution. During the three months ended March 31, 2017, the Company had sales to the joint venture of $2,030 (2016 - $nil) and at the end of March 31, 2017, the Company had a receivable of $352 (2016 - $nil) owing from the joint venture.

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 17

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The Company holds an equity investment in the joint venture Kolon Hydrogenics. During the three months ended March 31 2017, the Company had sales to the joint venture of $nil (2016 - $nil), and at the end of March 31, 2017 the Company had a receivable of $nil (2016 - $359) owing from the joint venture.

All related party transactions involve the parent company. There are no related party transactions to disclose for the Company’s subsidiaries.

Note 17 - Consolidated Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

March 31,	2017	2016
Decrease (increase) in current assets
Trade and other receivables	$(4,847)	$230
Inventories	786	(3,516)
Prepaid expenses	161	(158)
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	2,260	(181)
Deferred revenue	1,923	1,123
Total	$283	$(2,502)

Note 18 - Commitments and Contingencies

Forgivable loan facility

In November 2014, Hydrogenics entered into an agreement with the Independent Electricity System Operators (“IESO”) to provide a 2MW Power-to-Gas storage unit to the Province of Ontario. The unit will be operational in 2017. Hydrogenics will receive a total of C$2,950, paid in equal monthly instalments, in return for IESO’s use of the energy storage solution over the three-year period.

In order to partially fund the development of the unit, Hydrogenics and the Province of Ontario, through the Ministry of Research and Innovation (“MRI”), negotiated a forgivable loan facility from the Innovation Demonstration Fund Program (“IDF”). The loan bears interest at 3.23%, is expected to mature on June 30, 2020 and the principal and interest are forgivable upon the satisfaction of certain criteria. Under the terms of the loan agreement, the government has committed to fund up to C$4,000 through a forgivable loan, to be funded at 50% of eligible costs incurred on the project. The total cost of the energy storage solution is expected to be greater than C$8,000, of which C$4,000 will be funded through the forgivable loan and the balance will be funded 49% by Hydrogenics and 51% by Enbridge. The project completion date is expected to be in the first half of 2017.

The forgiveness of the principal and interest on the loan is contingent on a final commercialization report satisfactory to MRI, indicating successful commissioning and verification of the operation of the multi-stack two MW PEM electrolyzer and demonstrated performance capabilities that would be deemed acceptable for ancillary service as per the IESO specifications. The forgivable loan has been accounted for as a government grant as management estimates there is reasonable assurance that the terms of forgiveness will be met.

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 18

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(in thousands of US dollars, except share and per share amounts)

(unaudited)

At March 31, 2017, the Company has accumulated total costs in building the 2MW Power-to-Gas unit of $5,987. Of these costs, funding received or receivable from the IDF totals $2,936. As of March 31, 2017, a total of $1,434 was accrued as funding receivables. The accumulated costs net of funding amounts have been initially recorded as a reduction to property, plant and equipment. In the first quarter of 2017, related project assets totaling $2,176, which had been classified as property, plant and equipment were sold to 2562961 Ontario Ltd, a joint venture entered into with Enbridge Gas Distribution. This sale was in exchange for cash from the joint venture of $1,035, and a 49% interest in the joint venture for $995. A loss on disposal of the transferred assets was recorded of $146, as the transfer to the joint venture was done at the historical Canadian dollar value. This loss on disposal is adjusted for the 49% ownership, and is eliminated against the investment in the joint venture and will be amortized over the life of the fixed assets. Costs are only transferred to the joint venture once the final submission has been submitted to the Province of Ontario for the related forgivable loan above.  The actual funding percentage varies from committed funding percentage due to foreign exchange translation.

Note 19 - Segmented Financial Information

The Company’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Company. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

Financial information by reportable segment for the three months ended March 31, 2017 and 2016 was as follows:

Three months ended March 31, 2017	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$2,120	$6,717	$-	$8,837
Gross profit	320	2,360	-	2,680
Selling, general and administrative expenses	606	910	1,485	3,001
Research and product development expenses	319	660	26	1,005
Segment profit (loss)	(605)	790	(1,511)	(1,326)
Interest expense, net	-	-	(469)	(469)
Foreign currency gains, net	-	-	61	61
Loss in joint venture	-	-	(70)	(70)
Other finance losses, net	-	-	(462)	(462)
Profit (loss) before income taxes	$(605)	$790	$(2,451)	$(2,266)

Total segment assets	$23,903	$22,647	$7,265	$53,815
Total segment liabilities (current and non-current)	$13,856	$21,500	$9,921	$45,277

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 19

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Three months ended March 31, 2016	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$1,742	$2,587	$-	$4,329
Gross profit	113	1,098	-	1,211
Selling, general and administrative expenses	731	933	584	2,248
Research and product development expenses	418	696	9	1,123
Segment loss	(1,036)	(531)	(593)	(2,160)
Interest expense, net	-	-	(433)	(433)
Foreign currency losses, net	-	-	(36)	(36)
Gain in joint venture	-	-	56	56
Other finance gains, net	-	-	211	211
Loss before income taxes	$(1,036)	$(531)	$(795)	$(2,362)

Total segment assets	$22,854	$18,634	$16,968	$58,456
Total segment liabilities (current and non-current)	$14,268	$16,829	$8,958	$40,055

Note 20 - Risk Management Arising From Financial Instruments

Fair value

The carrying value of cash and cash equivalents, restricted cash, trade and other receivables, and trade and other payables approximates their fair value given their short-term nature. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Fair value measurements recognized in the consolidated balance sheets must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the liabilities relating to the DSUs is classified as Level 1. The fair value of the warrants are classified as Level 2.

The Company has not transferred any financial instruments between Levels 1, 2, or 3 of the fair value hierarchy during the three months ended March 31, 2017.

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 20

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Financial instruments are classified into one of the following categories: fair value through profit and loss; held-to-maturity; available-for-sale; loans and receivables; and other financial liabilities. The following table summarizes information regarding the carrying value of the Company’s financial instruments:

	March 31, 2017	December 31, 2016
Cash and cash equivalents	$10,608	$10,338
Restricted cash	712	405
Restricted cash – non-current	331	535
Trade and other receivables	14,336	9,802
Items classified as loans and receivables	$25,987	$21,080
Trade and other payables	$9,759	$7,235
Current portion of long-term debt and repayable government contribution	3,162	3,154
Operating borrowings	3,744	2,111
Non-current portion of long-term debt	8,605	8,864
Post-retirement benefit liabilities	382	377
Capital lease	24	25
Items classified as other financial liabilities	$25,676	$21,766
Warrants	746	325
Deferred share unit liability	721	456
Items classified as financial liability at fair value through profit and loss	1,467	781

Liquidity risk

The Company has sustained losses and negative cash flows from operations since its inception. At March 31, 2017 the Company had $10,608 (December 31, 2016 - $10,338) of current unrestricted cash and cash equivalents. Liquidity risk is the risk the Company will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company is exposed to liquidity risk as it continues to have net cash outflows to support its operations. The Company’s objective for liquidity risk management is to maintain sufficient liquid financial resources to fund the consolidated balance sheets, pursue growth and development strategies, and to meet commitments and obligations in the most cost-effective manner possible. The Company achieves this by maintaining sufficient cash and cash equivalents and short-term investments and managing working capital. The Company monitors its financial position on a monthly basis at minimum, and updates its expected use of cash resources based on the latest available data. Such forecasting takes into consideration the Company’s financing plans and compliance with internal targets. A significant portion of the Company’s financial liabilities is classified as current liabilities, as settlement is expected within one year.

There are uncertainties related to the timing and use of the Company’s cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margin of our existing products and the development of markets for, and customer acceptance of, new products. Throughout 2017 the Company’s operations may not generate sufficient cash flow to fund our obligations. As such, these obligations will be funded out of existing and forecasted cash resources. Hydrogenics may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing, pursuing joint-venture partnerships, equipment financings or other receivables financing arrangements. Hydrogenics may experience difficulty in obtaining satisfactory financing terms. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on Hydrogenics’ results of operations or financial condition.

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 21

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in currencies other than the Company’s functional currency of US dollars and the functional currency of its Belgium and German subsidiaries in euros. This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at the Company’s subsidiaries in Belgium and Germany.

The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable currency of the foreign subsidiaries to the extent practicable to match the obligations of its financial liabilities. The Company also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations.

Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies. This primarily includes cash and cash equivalents; trade and other receivables; trade and other payables and other long-term liabilities, which are denominated in foreign currencies.

Note 21 - Capital Management

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, while at the same time, taking a conservative approach toward financial leverage and management of financial risk.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company currently funds these requirements from existing cash resources, cash raised through share issuances and long-term debt. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders. The Company monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Company’s ongoing growth, the Company does not currently pay a dividend to holders of its common shares.

The Company’s capital is composed of debt and shareholders’ equity as follows:

	March 31, 2017	December 31, 2016
Shareholders’ equity	$8,538	$10,382
Operating borrowings	3,744	2,111
Long-term debt and repayable government contributions	11,791	12,043
Total	24,073	24,536
Less Cash and cash equivalents and Restricted cash	11,651	11,278
Total capital employed	$12,422	$13,258

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 22

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2017

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 22 – Subsequent Event

Subsequent to March 31, 2017, the Company entered into a subscription agreement with Fuzhou Bonded Zone Hejili Equity Investment Limited Partnership (“Hejili”) to issue 2,682,742 common shares of Hydrogenics to Hejili on a private placement basis, for gross proceeds to Hydrogenics of US$21,000,000 or approximately US$7.83 per common share. The subscription price represented a 10% premium to the 20 day volume-weighted average trading price of the Company’s common shares on the NASDAQ for the period ending April 27, 2017. Following Completion of the Private Placement, Hejili’s interest in Hydrogenics will be approximately 17.6%.

The subscription agreement provides, among other things, that Hejili will have pre-emptive rights and the right to nominate one director to the board of directors of Hydrogenics, and that Hejili will be subject to certain restrictions, including lock-up, transfer and voting restrictions, subject, in each case, to certain ownership threshold requirements. The subscription agreement also provides that Hejili will cooperate with Hydrogenics to jointly develop the Chinese market for hydrogen, energy storage and fuel cell products.

The private placement is subject to certain closing conditions, including the receipt of all applicable stock exchange approvals and Chinese regulatory approvals.  The outside date, after which either the Company or Hejili can terminate the subscription agreement if closing has not occurred by such date, is June 12, 2017, subject to two 15 day extensions at the option of the Company.  There can be no assurance that the Chinese regulatory approvals will be obtained before the outside date or at all.

2017 Q1 Condensed Interim Consolidated Financial Statements	Page 23